Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107

Final Term Sheet

Fixed Rate Notes due 2015

Issuer:	Ford Motor Credit Company LLC

Size:	$1,750,000,000

Maturity:	April 15, 2015

Coupon:	7.000%

Reoffer Yield:	7.125%

Trade Date:	April 6, 2010

Issue Date:	April 9, 2010

Settlement Date:	April 9, 2010 (T+3)

Price to Public:	99.478% of principal amount

Proceeds (Before Expenses) to Issuer:	$1,718,990,000 (98.228%)

Interest Payment Dates:	Semi-annually on each April 15 and October 15, beginning October 15, 2010

Underwriters:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
RBS Securities Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC

CUSIP/ISIN:	345397 VN0 / US345397VN08

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; J.P. Morgan Securities Inc., collect at 1-212-834-4533; or RBS Securities Inc., toll-free at 1-866-884-2071.